UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Mexico Equity & Income Fund, Inc.

(Name of Issuer)

Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

592834204 (CUSIP Number)

July 19, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 592834204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

230,700 shares of preferred stock
7. Sole Dispositive Power

0
8. Shared Dispositive Power

230,700 shares of preferred stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

230,700 shares of preferred stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

16.14%
12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 7 pages

CUSIP No. 592834204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

230,700 shares of preferred stock
7. Sole Dispositive Power

0
8. Shared Dispositive Power

230,700 shares of preferred stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

230,700 shares of preferred stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

16.14%
12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 7 pages

Item 1	(a).	Name of Issuer

The Mexico Equity & Income Fund, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin 53202, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

The title of the securities is preferred stock, par value $0.001 per share (the “Preferred Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Preferred Stock is 592834204.

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 4 of 7 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Associates LP, QVT Overseas Ltd., Quintessence Overseas L.P. and Quintessence Associates LP and for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Preferred Stock held by each of QVT Associates LP, QVT Overseas Ltd., Quintessence Overseas L.P., Quintessence Associates LP and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 230,700 shares of Preferred Stock, or 16.14% of the currently outstanding Preferred Stock, consisting of 19,785 shares of Preferred Stock owned by QVT Associates LP, 35,409 shares of Preferred Stock owned by QVT Overseas Ltd., 5,582 shares of Preferred Stock owned by Quintessence Overseas L.P., 1,366 shares of Preferred Stock owned by Quintessence Associates LP and 168,558 shares of Preferred Stock held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Preferred Stock reported by QVT Financial.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of all shares of Preferred Stock owned by QVT Associates LP, QVT Overseas Ltd., Quintessence Overseas L.P. and Quintessence Associates LP, and held in the Separate Account.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon 1,429,336 shares of Preferred Stock outstanding, which is the total number of shares of Preferred Stock issued and outstanding as reported in the Issuer’s registration statement on Form N-2/A filed with the Securities and Exchange Commission (“SEC”) on July 18, 2007.

The reported share amounts for each reporting person reflect amounts held as of July 19, 2007. The initial Schedule 13G, filed on January 20, 2006, reported beneficial ownership of 300,000 shares of Preferred Stock by QVT Financial and calculated the percent of class on an assumed amount of 1,855,128 shares of Preferred Stock outstanding based on previous SEC filings by the Issuer. Subsequent to the initial filing, due to reductions in the amounts held in the Separate Account of 9,000 shares of Preferred Stock on December 6, 2006 and 42,000 shares of Preferred Stock on April 10, 2007, the aggregate amount of Preferred Stock beneficially owned by QVT Financial on those dates was 291,000 and 249,000, respectively.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

Page 6 of 7 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 25, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

Page 7 of 7 pages